Filed by Medicus Pharma Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Medicus Pharma Ltd.
Commission File No. 001-42408
November 9, 2026

Business Update Conference Call Script

Third quarter and nine months ended September 30, 2026

Anna Djokovic | Senior Vice President, Investor Relations
Dr. Raza Bokhari | Executive Chairman and Chief Executive Officer
Carolyn Bonner | President and Chief Financial Officer
Dr. Faisal Mehmud | Chief Medical Officer

November 9, 2026, 11:30 AM ET

Anna Djokovic | Opening remarks

Hello, and welcome. This is Anna Djokovic, Senior Vice President, Investor Relations at Medicus Pharma. Thank you for joining our financial performance and business update call for the third quarter and nine months ended September 30, 2026.

Joining me today are Dr. Raza Bokhari, our Executive Chairman and Chief Executive Officer; Carolyn Bonner, our President and Chief Financial Officer; and Dr. Faisal Mehmud, our Chief Medical Officer.

Before we begin, some of the matters discussed today contain forward-looking statements within the meaning of applicable securities laws, including statements about clinical development, regulatory plans, the Pfizer collaboration, potential partnerships, the proposed SkinJect business combination and related financing, financing requirements and Nasdaq compliance. These statements reflect management's current expectations as of today and are subject to risks and uncertainties that could cause actual results to differ materially. Please review the risks described in our most recent annual report on Form 10-K, our quarterly reports on Form 10-Q and other SEC filings. Medicus undertakes no obligation to update forward-looking statements except as required by law.

All financial amounts discussed are in U.S. dollars. Our product candidates are investigational and have not been approved by the FDA or any other regulatory authority for commercial sale. With that, I would like to turn the call over to Dr. Raza Bokhari.

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CEO opening and strategic overview

Dr. Raza Bokhari | Executive Chairman and Chief Executive Officer

Thank you, Anna. On behalf of the entire Medicus team, thank you all for joining us today. During the first nine months of 2026, Medicus took an important step in its transformation into a precision oncology-led biotechnology company, advancing a capital-efficient drug development strategy.

Our agreement with Pfizer gives us worldwide rights to a clinical-stage antibody-drug conjugate with a differentiated target and a substantial scientific and development foundation. We believe this creates an opportunity to build long-term shareholder value by advancing a potential new treatment for patients whose cancers resist existing therapies.

We have also announced a non-binding letter of intent for a proposed business combination involving SkinJect at a $135 million pre-money enterprise valuation, with concurrent equity financing contemplated at closing of the business combination. We believe a separately listed SkinJect company, in which Medicus seeks to retain majority economic and voting ownership, could unlock value for shareholders and support development in Gorlin syndrome while allowing Medicus to concentrate incremental investment on precision oncology.

The Pfizer agreement

On September 2, through our wholly owned subsidiary, Medicus Pharma Inc., we entered into a co-development and license agreement with Pfizer for PF-08046031, which we refer to as CD228V. Subject to the agreement's retained rights and other provisions, we hold an exclusive worldwide license to develop, manufacture and commercialize the program.

Medicus has authority over program execution, including development, manufacturing, regulatory approval and commercialization. Pfizer remains involved under the co-development framework.

Pfizer also provided $2 million for development activities and retains the right, without an obligation, to elect to fund all or part of development beginning with the first pivotal trial.

CD228V clinical development

CD228V is a second-generation construct originating from Seagen and subsequently advanced by Pfizer. The earlier molecule, SGN-CD228A, generated preliminary clinical observations and insights into the target, safety and biomarkers. CD228V uses Pfizer's established vedotin linker-payload platform, with changes to the linker and the amount of payload carried by each antibody. It is our understanding these refinements were designed to improve the balance between drug exposure, tolerability and anti-tumor activity.

Our decision to enter into the co-development and license agreement with Pfizer was informed by our review of the clinical data from Seagen's open-label Phase 1 study of SGN-CD228A, which enrolled 88 patients with advanced solid tumors, including melanoma and non-small cell lung cancer.  Detailed findings from that study have not yet been publicly disclosed.

Our review of those data, together with Pfizer's scientific rationale for reconstructing the linker-payload using vedotin, gave us confidence in the therapeutic potential of CD228V. The vedotin (MMAE) linker-payload technology has established clinical and regulatory precedent through its use in FDA-approved ADC therapies.

Our initial focus is melanoma, particularly disease that has relapsed, become refractory or resisted immunotherapy. We believe this is a compelling starting point based on CD228 biology and the available expression data. Concentrating on a defined patient population allows us to ask a focused clinical question and use the resulting evidence to guide future investment.

Based on our assessment of the available clinical evidence from SGN-CD228A Seagen study and the potential benefit of Pfizer's linker-payload reconstruction, we believe CD228V has the potential to achieve an objective response rate exceeding 30% in melanoma. This would represent a clinically meaningful efficacy benchmark that could support a future FDA monotherapy registration strategy, subject to demonstration of durable responses, an acceptable safety profile and applicable regulatory requirements. This potential remains to be demonstrated in clinical trials of CD228V.

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The ADC opportunity and long-term value

We see Medicus as part of an emerging group of approximately 30 clinical-stage ADC developers across the globe. At one end of this field are established companies with approved products and extensive development capabilities; at the other are companies with programs still in clinical research and development. Through CD228V, Medicus has a clinical-stage asset built on an established ADC platform.

Our agreement also places Medicus amongst a list of handful companies advancing Seagen-linked ADC assets through Pfizer collaborations. The rights, economics and clinical maturity of those relationships differ.

For our shareholders, we believe the opportunity lies in the combination of our worldwide rights, the clinical evidence that we already have, and the clinical evidence we intend to generate, which could support a broader development program and inform future licensing, co-development or other strategic discussions.

We intend to earn that opportunity through clinical progress while directing capital toward the milestones most likely to improve our understanding of the asset.

SkinJect proposed business combination

Turning to SkinJect, I am excited to share that we announced on November 4, that SkinJect has entered into a non-binding letter of intent with an undisclosed SPAC. The proposed business combination contemplates a $135 million pre-money enterprise valuation for SkinJect, with concurrent equity financing at closing to support the SKNJCT-005 study in Gorlin syndrome and preparation and submission of a potential New Drug Application. Our projected estimate for this program is approximately $3 million spread over the next two years.

Under the proposed terms, the SPAC would acquire 100% of SkinJect in exchange for newly issued common shares of the combined company.

Our objective is for Medicus to retain majority economic and voting ownership of the combined company. We believe a separately listed company with its own public-market access and dedicated financing platform could help unlock SkinJect's value while preserving Medicus shareholders' participation in its potential future growth. We will continue allocating essential resources to maintain program readiness as the proposed transaction progresses.

We currently anticipate completing the proposed business combination during the first half of 2027. There can be no assurance that definitive agreements will be signed, that financing will be secured, or that the transaction will close within that timeframe or at all.

Teverelix and portfolio execution

As we advance our transformation into a precision oncology-led biotechnology company, we increasingly view Teverelix as offering partner-ready opportunities in urology, advanced prostate cancer and women's health. Our optimized prostate cancer protocol remains subject to FDA feedback. We are maintaining program readiness while seeking partners with the capabilities and resources to advance these opportunities.

Across the portfolio, our priority is to concentrate incremental development investment on CD228V, pursue the proposed SkinJect transaction and preserve Teverelix's partnering readiness.

Our financial results reflect the cost of establishing our portfolio of assets, including the recently completed co-development and license agreement with Pfizer for CD228V. I will now turn the call over to our President and Chief Financial Officer, Carolyn Bonner, for the financial review.

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CFO financial summary and outlook

Carolyn Bonner | President and Chief Financial Officer

Thank you, Raza. During the nine months ended September 30, 2026, we raised approximately $42.5 million through equity and secured debt financings, net of issuance costs. After approximately $6.4 million of debt repayments, net cash provided by financing activities was $36.2 million.

This capital was instrumental in supporting Medicus's transformation into a precision oncology-led biotechnology company. It enabled us to secure the worldwide CD228V license from Pfizer and supported capital-efficient development across our portfolio.

For the first nine months, operating expenses were $34.5 million, compared with $26.6 million a year earlier. This included $15.0 million of general and administrative expense, $9.6 million of R&D expense and a $10.0 million acquired IPR&D charge for CD228V, which reflects the $12.0 million upfront payment to Pfizer net of the $2.0 million development funding payment we received from Pfizer. Net loss was $35.9 million, compared with $27.3 million. For the third quarter, operating expenses were $14.5 million, compared with $15.4 million, and net loss was $15.2 million, compared with $16.0 million.

On September 30, we held $13.1 million in combined cash, cash equivalents and restricted cash. This consisted of $5.0 million in cash and cash equivalents and $8.1 million in restricted cash. Cash and cash equivalents on December 31, 2025, were $8.7 million.

On September 30, our total liabilities were $25 million, primarily due to Streeterville Capital debenture executed on May 27, 2026. Our liabilities on December 31, 2025, were $10 million.

I refer you to our Form 10-Q for additional details regarding the Company's finances.

Our financial priority is to direct incremental capital toward CD228V while allocating essential resources to maintain the value and partnering readiness of Teverelix and pursue the proposed SkinJect transaction.

We anticipate a substantial reduction in our operating expenses in the coming quarters.

That concludes my financial review. Anna, I will turn the call back to you for questions.

Questions and answers

Anna Djokovic

Thank you, Carolyn. Operator, please open the call for questions.

Operator

[Operator provides instructions for joining the question queue.]

Our first question comes from Kumar Raja with Brookline Capital. Please go ahead.

[Information unrelated to the proposed SkinJect business combination has been omitted.]

Kumar Raja | Brookline Capital

I had one more question on the SPAC business combination. You mentioned that the potential closing would be first half of 2027. My question is with regards to clinically advancing the program. Will you be waiting for the combination to close before you proceed forward with the clinical programs for SkinJect?

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Dr. Raza Bokhari | Executive Chairman and Chief Executive Officer

Thank you Kumar, really appreciate the very insightful question. Medicus will continue to advance the progress towards SKNJCT-005 in parallel while we are moving forward with turning this contemplated transaction into a reality. As I have described in our prepared remarks, our projected budget to get this to a new drug application stage, to the extent that we can satisfy the scientific rigor and meet the thresholds that the FDA expects in this registrational or NDA-enabling study, is no more than $3 million spread over the next two years. We have already, with the support of our shareholders over these last few years, made substantial investments of time and resources to get SkinJect where it is and we feel that it is maturing very well. So, we will continue to invest our time and resources in parallel so that there is no delay caused towards what we are contemplating.

[Information unrelated to the proposed SkinJect business combination has been omitted.]

Operator

There are no further questions. Dr. Bokhari, please proceed with your closing remarks.

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CEO closing remarks

Dr. Raza Bokhari | Executive Chairman and Chief Executive Officer

Thank you, Operator, and thank you to everyone who participated in today's discussion.

Please allow me to summarize highlights of our call today.

Our priorities are to advance selected clinical and regulatory milestones, align organizational costs with those priorities, and pursue licensing, co-development, and other strategic opportunities.

For our shareholders, we continue to strive to help make the connection between our portfolio and potential value more tangible. We are committed to explaining the significance of each milestone, the resources required to reach it, and the decisions it enables. The measure of our progress should be stronger clinical evidence, clearer development pathways, and transactions that support continued advancement.

We remain confident in the purpose of our work and remain committed to responsible capital allocation. We have built a company with a broader scientific opportunity than when we began. The ultimate return on our investment will depend on the clinical evidence we generate, the partnerships we secure, and the discipline with which we manage future spending.

Our mission is to demonstrate what that opportunity can deliver for patients and shareholders.

We look forward to keeping you informed through our news releases, presentations and future business update calls. Thank you again for your time and continued support of Medicus Pharma.

Operator: This concludes today's call. Thank you for participating. You may now disconnect.

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***

Important Information and Where to Find It

This transcript is provided for informational purposes only and contains information with respect to a potential Business Combination described herein. If the parties enter into definitive documentation regarding the Business Combination, it is anticipated that SPAC and/or Medicus will file relevant materials with the Securities and Exchange Commission (the “SEC”), including, as may be applicable, a registration statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing any Medicus definitive proxy statement with the SEC, Medicus will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at any applicable special shareholder meeting relating to the Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT SPAC OR MEDICUS FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, MEDICUS, SKINJECT AND THE BUSINESS COMBINATION. Any definitive proxy statement, preliminary proxy statement and other relevant materials in connection with the transaction (if and when they become available), and any other documents filed by SPAC or Medicus with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Medicus, SkinJect and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Medicus’ shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Medicus and SkinJect will be included in any proxy statement for the Business Combination and be available at www.sec.gov. Information about Medicus’ directors and executive officers and their ownership of Medicus’ common shares is set forth in Medicus’ proxy statement for its 2026 annual general and special meeting of shareholders, filed with the SEC (File No. 001-42408) on May 4, 2026. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

The SPAC and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Medicus in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in any proxy statement for the proposed Business Combination when it becomes available.

No Offer or Solicitation

This transcript shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This transcript does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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Cautionary Notice on Forward-Looking Statements

Certain information in this transcript constitutes “forward-looking statements” or “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws (collectively, “forward-looking statements”). “Forward-looking statements” are defined as disclosure regarding the anticipated terms, structure and timing of the Business Combination, the contemplated valuation of SkinJect®, the proposed concurrent equity financing, including the amount, terms and anticipated use of proceeds thereof, the ability of the parties to complete due diligence and to negotiate and execute definitive agreements, the anticipated capitalization and ownership of the combined company, including Medicus’ intention to retain majority economic and voting ownership of the combined company, the satisfaction of the minimum-cash condition and other closing conditions, including receipt of required board and shareholder approvals, completion of applicable SEC filings and registration requirements and stock exchange listing approval, the anticipated filing with the SEC of a registration statement on Form S-4 and a proxy statement/prospectus, the anticipated completion of the proposed Business Combination during the first half of 2027 or at all, the anticipated benefits of the proposed Business Combination to Medicus and its shareholders, the development of SkinJect® and the potential benefits thereof for those suffering with Gorlin Syndrome, the planned initiation, timing, design, conduct and results of the SKNJCT-005 registrational study in patients with Gorlin Syndrome, the Company’s decision to develop SkinJect® exclusively for patients with Gorlin Syndrome, the development of Teverelix® and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix® for AURr, cardiovascular high-risk advanced prostate cancer, and women’s health indications like endometriosis, the Company’s strategy to advance select programs through Phase 2 proof-of-concept and key clinical and regulatory inflection points, the Company’s capital-efficient portfolio strategy and the anticipated benefits thereof, the Company’s co-development with Pfizer with respect to CD228V and the anticipated benefits thereof, the Company’s ability to identify, negotiate and complete partnerships, licensing, co-development or other strategic transactions and the timing, terms and anticipated benefits thereof, the Company’s plans and expectations relating to the development, manufacture and commercialization of CD228V across human therapeutic indications, including melanoma, squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC) and esophageal cancer, and the potential market opportunities related to CD228V, SkinJect® and Teverelix® and the Company’s other therapeutic assets.

Forward-looking statements are often, but not always, identified by the use of such terms as “propose,” “may”, “on track”, “aim”, “might”, “will”, “will likely result”, “could,” “designed,” “would”, “should”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “continue”, “target”, “goal”, “strive”, “prioritize”, “pursue”, “intended”, “potential” or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2025, the Company’s quarterly report on form 10-Q for the quarter ended September 30, 2026 and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this transcript are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

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